Exhibit 3.46

CERTIFICATE OF FORMATION

OF

LAGOON LLC

This Certificate of Formation of Lagoon LLC (the “LLC”), dated as of August 1 , 2016, has been duly executed and is being filed by Jonah Abramowitz, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et. seq.

FIRST. The name of the limited liability company formed hereby is Lagoon LLC.

SECOND. The address of the registered office of the LLC in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, 19801.

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street in the City of Wilmington, County of New Castle, 19801.

By:	/s/ Jonah Abramowitz
	Name:	Jonah Abramowitz
	Title:	Authorized Person(s)